Filed by Pfizer Inc.
                                                            Pursuant to Rule 425
                                                Under the Securities Act of 1933

                                                         Subject Company:  Wyeth
                                                  Commission File No.: 001-01225


Forward Looking Statements

This video transcript includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about the benefits of the proposed merger between Pfizer and Wyeth, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Pfizer's and Wyeth's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the possibility that the expected synergies from the proposed merger of Pfizer and Wyeth will not be realized, or will not be realized within the expected time period, due to, among other things, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry; the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule; the failure of Wyeth stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; Pfizer's and Wyeth's ability to accurately predict future market conditions; dependence on the effectiveness of Pfizer's and Wyeth's patents and other protections for innovative products; the risk of new and changing regulation and health policies in the U.S. and internationally and the exposure to litigation and/or regulatory actions. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Pfizer's 2007 Annual Report on Form 10-K, Wyeth's 2007 Annual Report on Form 10-K and each company's other filings with the Securities and Exchange Commission (the "SEC") available at the SEC's Internet site (http://www.sec.gov).


Additional Information

In connection with the proposed merger, Pfizer will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Wyeth that also constitutes a prospectus of Pfizer. Wyeth will mail the proxy statement/prospectus to its stockholders. Pfizer and Wyeth urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Pfizer's website, www.pfizer.com, under the tab "Investors" and then under the tab "SEC Filings". You may also obtain these documents, free of charge, from Wyeth's website, www.wyeth.com, under the heading "Investor Relations" and then under the tab "Financial Reports/SEC Filings".
Pfizer, Wyeth and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Wyeth stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed
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participants in the solicitation of the Wyeth stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Pfizer's executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can find information about Wyeth's executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can obtain free copies of these documents from Pfizer and Wyeth using the contact information above.






                         Final Internal Video Transcript
                            Filmed: Saturday, Jan. 24


This is an exciting day for our company... and I wanted to share this news with you first.

We are announcing today that we will join with the great people of Wyeth to create the world's premier biopharmaceutical company.

This is possible because of all YOU'VE done to prepare us for today. Over the past two years, we have all been working hard to rebuild Pfizer's foundation and to make progress on Our Path Forward.

We started by laying down an important marker: We will build Pfizer into a company that keeps its commitments.

And over two years, that's exactly what we have done.

We said we would maximize our revenues - and we have... meeting our revenue and earnings commitments, despite significant losses of exclusivity on medicines that represented more than 3 billion dollars in revenue.

Our dedicated colleagues around the world have produced outstanding results despite intense competition and a very challenging operating environment.

We said we would manage our costs - and thanks to your hard work we have... we've established a lower, more flexible cost base and instilled a strong culture of productivity across every part of our company.

We said we would improve R&D productivity - and we have... expanding our Phase III pipeline by almost 60 percent... and by focusing our investments on high priority areas like Alzheimer's disease, diabetes, inflammation and immunology, oncology, pain and psychosis.

We said we would find new opportunities for established products and in emerging markets- and we have, quickly exploiting opportunities in these high-growth segments.

We said we would create smaller, more accountable operating units - and we have, by creating the Biotechnology and Bioinnovation Center... by reorganizing Worldwide Research into smaller, focused units led by Chief Scientific officers... and by creating six global business units, each one empowered to meet the needs of distinct groups of patients and other customers and each one fully accountable for its results.

We said we would strengthen our culture - and we have, by significantly reducing unnecessary committees and layers of bureaucracy; by providing more opportunities for individual growth... and by insisting on openness and personal accountability.

With this essential foundation in place, the combination with Wyeth meaningfully advances each of the strategic priorities that we have set out in Our Path Forward.

By combining our people, products, and scientific capabilities with those of Wyeth, we will substantially increase our presence in important technologies like biologics and vaccines; increase our opportunities in "invest to win" disease areas; strengthen our scientific, manufacturing, and pharmaceutical science capabilities; and drive commercial innovation.

With this combination, Pfizer will offer patients a uniquely broad and diversified portfolio of biopharmaceutical innovations and health care solutions through distinct business units that are focused on different customer needs and backed by the resources of a premier global organization.

By combining the spirit of small, agile enterprises with the power of our scale, we will advance our mission of working together for a healthier world.

I want to give you a brief overview of what you can expect over the next couple of days.

On Monday morning, at 8:30 New York time, we will be hosting a webcast for our investors.

This will be archived on Pfizer.com so you can listen when you have time.

After that, we will meet with the news media at a press conference in New York.

And at noon, we will host a webcast with all of you.

I realize that this may not be the best time for everyone to join, so we will archive this event on PfizerWorld.

But if you can tune in live, please do.

I am sure you have questions. So if you're not able to participate during the live webcast, please do send your questions in advance to colleaguewebcast@pfizer.com

Finally, I will close the day by joining Bernard Poussot, Wyeth's Chairman and Chief Executive Officer, to meet with Wyeth's colleagues at their headquarters in Collegeville, Pennsylvania.

We will talk about today's announcement in more detail at our colleague webcast. In the meantime, I've sent a letter with more details to all of you, and I hope you'll read that and the other materials now posted on PfizerWorld.

I look forward to answering your questions and I will continue to communicate with you throughout this entire process.

As I said at the outset, this is an exciting time for two great companies.

Thanks again for all you have done to prepare us for this opportunity.

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